Exhibit 99.1
CONFIDENTIAL DRAFT

Contacts
Investors	Media
Lisa Nadler	Jamie Tully/Robin Weinberg
203-316-3701	Citigate Sard Verbinnen
212-687-8080
GARTNER COMMENCES TENDER OFFER FOR
CERTAIN EMPLOYEE STOCK OPTIONS
STAMFORD, Conn. — August 22, 2005 — Gartner, Inc. (NYSE: IT), the leading provider of research and analysis on the global information technology industry, today announced that it is commencing a tender offer for certain stock options that are held by current and former employees which have an exercise price greater than $12.95 and are fully vested. Current directors and officers are not eligible to participate in the offer. The offer will expire on September 19, 2005, unless extended.
As previously announced, the Company received approval for the offer at its annual meeting of stockholders on June 29, 2005. It is implementing the offer in order to reduce overhang resulting from the high number of options outstanding. If all 7,663,384 eligible options are tendered and accepted in the offer, the aggregate cash purchase price for such options would be approximately $7.2 million.
The terms and conditions of the option tender offer are set forth in the Company’s Offer to Purchase Outstanding Options, which has been filed with the U.S. Securities and Exchange Commission. Subject to applicable law, the Company may, in its sole discretion, waive any condition applicable to the offer or extend or terminate or otherwise amend the offer.
Mellon Investor Services LLC (“Mellon”) will be the information agent for the offer. Information concerning the offer will be available from Mellon at the following numbers: (888) 451-6741, for callers in the U.S., or (201)-373-5156, for international callers. The Offer to Purchase Outstanding Options is also available on the website of the Securities and Exchange Commission at http://www.sec.gov.

This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of an offer to sell securities. The tender offer may only be made pursuant to the terms of the Offer to Purchase Outstanding Options. Each holder of options should read the Offer to Purchase Outstanding Options, as it contains important information. Copies of the Offer to Purchase Outstanding Options may be obtained from the information agent.
Neither the Company nor the information agent makes any recommendation in connection with the tender offer.
About Gartner
Gartner, Inc. is the leading provider of research and analysis on the global information technology industry. Gartner serves more than 10,000 clients, including chief information officers and other senior IT executives in corporations and government agencies, as well as technology companies and the investment community. The Company focuses on delivering objective, in-depth analysis and actionable advice to enable clients to make more informed business and technology decisions. The Company’s businesses consist of Research and Events for IT professionals; Gartner Executive Programs, membership programs and peer networking services; and Gartner Consulting, customized engagements with a specific emphasis on outsourcing and IT management. Founded in 1979, Gartner is headquartered in Stamford, Connecticut, and has over 3,900 associates, including more than 1,100 research analysts and consultants, in more than 75 locations worldwide. For more information, visit www.gartner.com.
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